1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 11, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/09/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2009/08/13:	Damages of several undersea cables outer-sea of southeast Taiwan did not cause material impact on Chunghwa Telecom

2. Announcement on 2009/08/14:	Explanation of the report regarding the cooperation with Tsann Kuen Enterprise

3. Announcement on 2009/08/25:	Board approved the appointment of two positions for senior management

4. Announcement on 2009/08/25:	Chunghwa Telecom to Redefine Its Financial Reporting Segments

5. Announcement on 2009/08/25:	Board resolved to purchase Yang Ming Marine Transport’s total holding of Chunghwa Investment

6. Announcement on 2009/08/25:	Announcement of the procurement of a batch of VDSL2 broadband access network equipments for 2009

7. Announcement on 2009/08/27:	Chunghwa Telecom held investor conference for 1H09 operation results

8. Announcement on 2009/08/27:	To announce the procurement of a batch of 3G system equipments

9. Announcement on 2009/08/27:	To announce the differences between ROC GAAP and US GAAP for 1H 2009 financial statements

10. Announcement on 2009/08/28:	To announce the investment in Mainland China on behalf of the subsidiary

11. Announcement on 2009/08/31:	To announce Board Meeting material resolution on behalf of subsidiary

12. Announcement on 2009/09/01:	To announce the procurement of real estate on behalf of the subsidiary

13. Announcement on 2009/09/02:	To announce the procurement of a batch of Broad Wavelength Region Single Mode Jelly-Filled Optical Cables

14. Announcement on 2009/09/03:	The company won the bid to provide the service of Dedicated Transmission Network of Surveillance System for Taipei City Police Department

15. Announcement on 2009/09/07:	Announce to acquire 40% of Chunghwa Investment Co., Ltd.’s shares from Yang Ming Marine Transport Corp

16. Announcement on 2009/09/09:	To announce the disposal of Fidelity International Bond Fund

17. Announcement on 2009/09/10:	Chunghwa Telecom announced its unaudited revenue for August 2009

18. Announcement on 2009/09/10:	To procure the equipments and services etc. for 2G system performance maintenance in 2009

19. Announcement on 2009/09/10:	August 2009 sales

EXHIBIT 1

Damages of several undersea cables outer-sea of southeast Taiwan did not cause material impact on Chunghwa Telecom

Date of events: 2009/08/13

Contents:

1. Date of occurrence of the event: 2009/08/13

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Several undersea cables outer-sea of southeast Taiwan were damaged by typhoon Morakot during 9th to 13th August, but they did not result in material impact on Chunghwa’s finance and business.

6. Countermeasures: Cable Outages have been supported by TPE cable and other cables outer-sea of Northern Taiwan. The related telecom services have been recovered in progress.

7. Any other matters that need to be specified: None

EXHIBIT 2

Explanation of the report regarding the cooperation with Tsann Kuen Enterprise

Date of events: 2009/08/14

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/08/14

3. Content of the report: Chunghwa Telecom and Tsann Kuen Enterprise formed an alliance on Aug. 13th 2009 to offer customers more choices for consumer electronic products while applying for Chunghwa’s services.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The cooperation is expected to increase number of channels for providing customers with multiple services.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Board approved the appointment of two positions for senior management

Date of events: 2009/08/25

Contents:

1. Date of occurrence of the event: 2009/08/25

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The 18th meeting of the 5th Board of Chunghwa approved the appointments:

(1) Jen-Hung Lin as SVP of the Company

(2) Mu-Piao Shih as EVP of the Company and President of Mobile Business Group

(3) As John C. C. Hsueh and Minsky Luo, original SVPs of the Company, have assumed another position, Mr. Hsueh and Mr. Luo were relieved from the aforementioned positions.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom to Redefine Its Financial Reporting Segments

Date of events: 2009/08/25

Contents:

1. Date of occurrence of the event: 2009/08/25

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom will redefine its financial reporting segments into five operating segments : (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others from September 1, 2009. Prior to that day, Chunghwa Telecom had seven operating segments : (i) local telephone service, (ii) domestic long distance call service, (iii) international long distance call service, (iv) cellular service, (v) Internet and data service, (vi) cellular phone sales and (vii) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general.

6. Countermeasures: None

7. Any other matters that need to be specified: Please refer to http://www.cht.com.tw/ir for related information.

EXHIBIT 5

Board resolved to purchase Yang Ming Marine Transport’s total holding of Chunghwa Investment

Date of events: 2009/08/25

Contents:

1. Date of occurrence of the event: 2009/08/25

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa plans to purchase Yang Ming Marine Transport’s total holding of Chunghwa Investment Co., Ltd. in order to facilitate strategic investment planning.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Announcement of the procurement of a batch of VDSL2 broadband access network equipments for 2009

Date of events: 2009/08/25

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system (group A) for 2009.

2. Date of the occurrence of the event: 2009/08/25

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: VDSL2 broadband access network equipments (group A) for 2009; one lot; NT$586,000,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To construct the NGN broadband access network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom held investor conference for 1H09 operation results

Date of events: 2009/08/27

Contents:

1. Date of the investor/press conference: 2009/08/27

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none.

EXHIBIT 8

To announce the procurement of a batch of 3G system equipments

Date of events: 2009/08/27

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): a batch of 3G system equipments for 2009 expansion plan

2. Date of the occurrence of the event: 2009/08/27

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$3,130,380,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks Oy

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To expand the 3G system

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 9

To announce the differences between ROC GAAP and US GAAP for 1H 2009 financial statements

Date of events: 2009/08/27

Contents:

1. Date of occurrence of the event: 2009/08/27

2. Cause of occurrence: To announce the differences between ROC GAAP and US GAAP for the first half of 2009 financial statements.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom reported net income attributable to shareholders of the parent of NT$22,261,402 thousand, earnings per share of NT$2.09 for the first half of 2009, and shareholders’ equity of NT$365,648,283 thousand (including minority interest of NT$3,094,907 thousand) as of June 30, 2009.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported net income attributable to shareholders of the parent of NT$24,947 million, earnings per share of NT$2.34 for the first half of 2009 and equity attributable to shareholders of the parent of NT$291,489 million as of June 30, 2009.

(3) The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sales of fixed assets, provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 10

To announce the investment in Mainland China on behalf of the subsidiary

Date of events: 2009/08/28

Contents:

1. Date of occurrence of the event: 2008/08/28

2. Method of the present increase (decrease) in investment: Chunghwa System Integration Corp increases its investment in Glory Network System Service(Shanghai) Co.Ltd through indirect investment.

3. Transaction volume, price per unit, and total monetary amount of the transaction: US$1,000,000

4. Company name of the invested mainland Chinese company: Glory Network System Service(Shanghai) Co.Ltd

5. Paid-in capital of said invested mainland Chinese company: US$500,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$1,000,000

7. Main business items of said invested mainland Chinese company: Software development, network implementation and IT consultant services.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion.

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$404,000 as of June 2009

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$3,000 for 1H 2009

11. Amount of actual investment to date in said invested mainland Chinese company: US$500,000

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: N/A

20. Do the directors have any objection to the present transaction?: N/A

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$500,000 (excluding the present investment which has not been approved by the Investment Commission)

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 2.7%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 1.71%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 2.6%

25. Total amount of actual investment in the mainland China area to date: US$500,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 2.7%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 1.71%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.6%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2006:US$ 0; 2007:US$ 0; 2008:US$ 0

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: 2006:US$ 0; 2007:US$ 0; 2008:US$ 0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

32. Any other matters that need to be specified: None

EXHIBIT 11

To announce Board Meeting material resolution on behalf of subsidiary

Date of events: 2009/08/31

Contents:

1. Date of occurrence of the event:2009/08/31

2. Company name: Light Era Development Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): subsidiary

4. Reciprocal shareholding ratios: 100%

5. Cause of occurrence: Purchase real estate.

6. Countermeasures: None

7. Any other matters that need to be specified: The board authorized chairman to negotiate the real estate purchase contract with the counterparty. All the necessary procedures will be proceeded afterwards.

EXHIBIT 12

To announce the procurement of real estate on behalf of the subsidiary

Date of events: 2009/09/01

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No.583 (Total Rights: 58938/62600), No.595-1 (Total Rights: 1/1) on Sublot 2, Lot Cheng-Jhong, Zhongzheng District, Taipei City; and the buildings No.633, 634, 635, 636, 637, 638, 639, 642, and 652 at the same location.

2. Date of the occurrence of the event: 2009/09/01

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 650.38 square meters as land; 4,111.08 square meters as buildings; total transaction price is NT$610,000,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): New Brilliance Asset Management Corp.; None.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Reasonable, comparing with professional appraisal institution and appraisal amount.; Chairman of LEDC.

10. Name of the professional appraisal institution and its appraisal amount: Neng-Jheng Jhang, G-Bean Real Estate Appraisers Firm, with valuation of NT$620,780,000

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: Hung-Chang Enterprise Management Co., Ltd. and the cost is NT$9,760,000

16. Concrete purpose or use of the acquisition or disposition: Construction sites.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 13

To announce the procurement of a batch of Broad Wavelength Region Single Mode Jelly-Filled Optical Cables

Date of events: 2009/09/02

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Broad Wavelength Region Single Mode Jelly-Filled Optical Cables

2. Date of the occurrence of the event: 2008/09/03~2009/09/02

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$621,187,383

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Pacific Electric Wire & Cable Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 14

The company won the bid to provide the service of Dedicated Transmission Network of Surveillance System for Taipei City Police Department

Date of events: 2009/09/02

Contents:

1. Date of occurrence of the event: 2009/09/02

2. Counterparty to the contract or commitment: Taipei City Police Department

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2009/09/10~2013/12/31

5. Major content (not applicable where rescinded): The counter party (TCPD) will lease about 13,800 ADSL/FTTB lines for the period of 3 to 4 years.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Increasing the company’s revenue of about NT$1.188bn for the period of 2010 to 2013.

8. Concrete purpose/objective (not applicable where rescinded): Providing the Service of Dedicated Transmission Network of Surveillance System to Taipei City Police Department.

9. Any other matters that need to be specified: None

EXHIBIT 15

Announce to acquire 40% of Chunghwa Investment Co., Ltd.’s shares from Yang Ming Marine Transport Corp

Date of events: 2009/09/07

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): To acquire 40% of Chunghwa Investment Co., Ltd. (CHI)’s shares from Yang Ming Marine Transport Corp.

2. Date of occurrence of the event: 2009/09/07

3. Volume, unit price, and total monetary amount of the transaction: The price per share is around NT$9.4839, and the total payment is NT$758,709,324.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Ministry of Transportation and Communications is major shareholder for both Yang Ming Marine Transport and Chunghwa Telecom.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: (1) CHT owns 49% of CHI’s shares while the rest are owned by Yang Ming Marine Transport Corp. and others. In order to develop businesses in emerging and overseas markets, to capture industry trend and to drive long-term growth, CHT decided to acquire additional 40% of CHI’s shares from Yang Ming Marine Transport Corp. (2) None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Yang Ming Marine Transport Corp. invested in CHI in Dec. 2001 at a price of NT$10 per share, and planned to sell the shares in Sep. 2009. The selling price is around NT$9.4839 per share.

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: NT$758,709,324, one-off payment on Sep. 9, 2009.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Negotiation with Yang Ming Marine Transport Corp.; Net worth per share; The Board of directors authorized management to negotiate with Yang Ming Marine Transport Corp. and the final price was approved by Chairman.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): CHT owns 49% or 98 million shares out of CHI’s total shares at NT$10 per share.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: The investment accounts for around 0.16% and 0.21% of CHT’s total assets and equity, respectively. CHT’s recent working capital is NT$41.93 billion.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Long term equity investment.

15. Net worth per share of company underlying securities acquired or disposed of: NT$9.46 per share

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 16

To announce the disposal of Fidelity International Bond Fund

Date of events: 2009/09/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity International Bond Fund

2. Date of occurrence of the event: 2009/04/22~2009/09/09

3. Volume, unit price, and total monetary amount of the transaction: Volume: 9,415,965.8300 units; Unit price: US$1.0300 ~ 1.1760; Total monetary amount of the transaction: NT$347,995,668

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Fidelity Investments (Taiwan) Limited; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): -NT$15,548,254

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on the deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on the deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 5,227,839.1800 units; amount: NTD201,843,252; shareholding percentage: 1.71%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.04% of total assets; 0.06% of total shareholder’s equity; NT$36,741,228,000

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$38.5258

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 17

Chunghwa Telecom announced its unaudited revenue for August 2009

Date of events: 2009/09/10

Contents:

1. Date of occurrence of the event: 2009/09/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of August 2009, total revenue decreased by 1.8% year-over-year to NT$15.46 billion. Operating income for the month was NT$4.68 billion, net income NT$3.50 billion, EPS NT$0.33. For the first eight months this year, total revenue decreased by 2.9% year-over-year to NT$120.95 billion, operating income was NT$37.83 billion, net income NT$29.50 billion, EPS NT$2.77.

6. Countermeasures: None

7. Any other matters that need to be specified: To exclude the factor of increasing capital, the normalized EPS for August and first eight months are NT$0.36 and NT$3.04 respectively. In addition, the loss and repair expense arising from typhoon Morakot is estimated to be NT$280 million.

EXHIBIT 18

To procure the equipments and services etc. for 2G system performance maintenance in 2009

Date of events: 2009/09/10

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Equipments and services etc. for 2G system performance maintenance in 2009

2. Date of the occurrence of the event: 2009/09/10

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$756,040,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nortel Networks (ASIA) Limited

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To maintain the 2G system performance

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 19

Chunghwa Telecom

September 10, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Aug	Invoice amount	17,161,967	17,728,898	(-)566,931	(-)3.20%
Aug	Invoice amount	133,434,969	141,271,728	(-)7,836,759	(-)5.55%
Aug	Net sales	15,461,199	15,749,223	(-)288,024	(-)1.83%
Aug	Net sales	120,949,062	124,541,624	(-)3,592,562	(-)2.88%

b Trading purpose : None